Teton Energy Corporation
410 Seventeenth St., Suite 1850, Denver, CO 80202
September 16, 2008
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John W. Madison
Attorney
Division of Corporation Finance

Re:	Teton Energy Corporation
Registration Statement on Form S-3
Filed August 13, 2008
As amended on September 10, 2008 and September 15, 2008
File No. 333-153007 (the “Registration Statement”)

Dear Mr. Madison:
Teton Energy Corporation (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 12:00 p.m., Wednesday, September 17, 2008, or as soon thereafter as practicable.
In connection with our request, we acknowledge the following:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you in advance for your attention to this matter.
Very truly yours,
Teton Energy Corporation

By:	/s/ Karl F. Arleth
Name:	Karl F. Arleth
Title:	President and Chief Executive Officer